                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   28  )

                              Adia Services, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                         (Title of Class of Securities)

                                  006874 10 1
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  John Bowmer
                                   Adia S.A.
  100 Redwood Shores Parkway, Redwood City, California  94065  (415) 610-1000
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 14, 1994
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement  [ ].





                             (Page 1 of 13 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia Holdings Incorporated

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

                       7       SOLE VOTING POWER


   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                80.81%

  14      TYPE OF REPORTING PERSON

                CO





                             (Page 2 of 13 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Adia S.A.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    WC

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]


  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER



                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   HC





                             (Page 3 of 13 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs Holding AG

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   HC





                             (Page 4 of 13 Pages)

                                  SCHEDULE 13D

  CUSIP NO.    006874 10 1


  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Klaus J. Jacobs

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [ ]

  3    SEC USE ONLY


  4    SOURCE OF FUNDS
                    AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Switzerland

                       7       SOLE VOTING POWER



   NUMBER OF SHARES    8       SHARED VOTING POWER
     BENEFICIALLY
    OWNED BY EACH                       10,232,348
   REPORTING PERSON
         WITH
                       9       SOLE DISPOSITIVE POWER


                       10      SHARES DISPOSITIVE POWER

                                        10,232,348


  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   10,232,348

  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES                                                           [ ]

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   80.81%

  14      TYPE OF REPORTING PERSON

                   IN





                             (Page 5 of 13 Pages)

         Amendment to Schedule 13D

         Pursuant to a Joint Filing Agreement and Power of Attorney dated March 28, 1994 by and between Adia Holdings Incorporated, a Delaware corporation ("Holdings"), Adia S.A., a Swiss corporation ("Adia"), Klaus J. Jacobs Holding AG (formerly known as K.J. Jacobs Holding AG, formerly known as JAA Holding), a Swiss corporation ("KJJ") and Klaus J. Jacobs, a Swiss citizen ("Jacobs"), and in accordance with Item 101 of Regulation S-T, Holdings, Adia, KJJ and Jacobs (each, a "Reporting Person," and collectively, the "Reporting Persons") hereby amend and supplement as Amendment No. 28 the amended and restated Statement on
Schedule 13D filed by the Reporting Persons as Amendment No. 24 on March 29, 1994, as amended by Amendment No. 25 thereto on July 25, 1994, Amendment No. 26 thereto on September 27, 1994, and Amendment No. 27 thereto on October 18, 1994 (as so amended, the "Statement"), with respect to shares of Common Stock, par value $.25 per share (the "Common Stock"), of Adia Services, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 28 supplements and, to the extent inconsistent therewith, amends the information set forth in the Statement.


Item 2.  Identity and Background.

         (1) Item 2 of this Schedule is hereby amended and supplemented by amending and restating Item 2 in its entirety to read as follows:

         I.      Information re:  Holdings

                 Holdings is a Delaware corporation. The principal business of Holdings is to act as a holding company. The address of its principal place of business and office is:

                                  Adia Holdings Incorporated
                                  100 Redwood Shores Parkway
                                  Redwood City, California 94065

         II.     Information re:  Adia

                 Adia is a Swiss corporation. The principal business of Adia is to provide temporary personnel services worldwide. The address of its principal place of business and office is:

                                  Adia S.A.
                                  100 Redwood Shores Parkway
                                  Redwood City, California 94065






                             (Page 6 of 13 Pages)

         III.    Information re:  KJJ

                 KJJ is a Swiss corporation which was formerly known as K.J. Jacobs Holding AG, which was formerly known as JAA Holding. JAA Holding's name was changed into K.J. Jacobs Holding AG on March 25, 1994. K.J. Jacobs Holding's name was then changed into Klaus J. Jacobs Holding AG on November 2, 1994. The principal business of KJJ is to act as a holding company responsible for management and coordination of its subsidiaries. The address of its principal place of business and office is:

                                  Klaus J. Jacobs Holding AG
                                  c/o Klaus J. Jacobs Management AG
                                  Seefeldquai 17
                                  8034 Zurich
                                  Switzerland

         IV.     Information re:  Jacobs

                 Jacobs is a Swiss investor.  His business address is:

                                  Klaus J. Jacobs
                                  c/o Klaus J. Jacobs Management AG
                                  Seefeldquai 17
                                  8034 Zurich
                                  Switzerland

         (2) Appendices I, II, and III setting forth the name, business address and citizenship of each executive officer, and/or director of Holdings, Adia, and KJJ, respectively, and a description of each such officer's and/or director's relationship to the respective entity which are incorporated by reference in this Item 2, are hereby amended and restated in their entirety to read as attached hereto.

         (3) To the best knowledge of the Reporting Persons, none of the executive officers and/or directors of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violations of such laws.


Item 4.  Purpose of Transaction.

         Item 4 of the Statement is hereby amended and supplemented by amending and restating the last paragraph of Item 4 in its entirety to read as follows:

                 "The information set forth in the Combined Prospectus for American Depositary Shares and Bearer Shares, nominal value Sfr 10.00 per share, of Adia and Proxy Statement of the Issuer (the "Proxy/Prospectus"), a copy of which is attached as Exhibit (d) to
         Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 14, 1994, is incorporated herein by reference."






                             (Page 7 of 13 Pages)

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         Item 6 of the Statement is hereby amended and supplemented by amending and restating the last paragraph of Item 6 in its entirety to read as follows:

                 "The information set forth in the Proxy/Prospectus, a copy of which is attached as Exhibit (d) to Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 17, 1994, is incorporated herein by reference."

Item 7.  Material to be Filed as Exhibits

         Item 7 of the Statement is hereby amended and supplemented by amending and restating the paragraph regarding Exhibit R as follows:

         "Exhibit R       Proxy/Prospectus (Incorporated by reference to
                          Exhibit (d) to Schedule 13E-3 filed with the Commission by Services, Adia, Holdings, KJJ Holding and Jacobs on October 17, 1994, as amended on November 17, 1994)."





                             (Page 8 of 13 Pages)

                                  SIGNATURES:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ADIA HOLDINGS INCORPORATED



Date:  November 16, 1994               By:    /s/ Martin Wettstein
                                          ----------------------------------
                                       Name:  Martin Wettstein
                                              Title: Attorney-in-Fact
                                              for Adia Holdings Incorporated



                                       ADIA S.A.



Date:  November 16, 1994               By:    /s/ Martin Wettstein
                                          ----------------------------------
                                       Name:  Martin Wettstein
                                       Title: Attorney-in-Fact
                                              for Adia S.A.



                                       KLAUS J. JACOBS HOLDING AG



Date:  November 16, 1994               By:    /s/ Martin Wettstein
                                          ----------------------------------
                                       Name:  Martin Wettstein
                                       Title: Attorney-in-Fact
                                              for Klaus J. Jacobs Holding AG



                                       KLAUS J. JACOBS



Date:  November 16, 1994               By:    /s/ Martin Wettstein
                                          ----------------------------------
                                       Name:  Martin Wettstein
                                       Title: Attorney-in-Fact
                                              for Klaus J. Jacobs





                             (Page 9 of 13 Pages)

                                   APPENDIX I
         Directors and Executive Officers of Adia Holdings Incorporated

                                                                         PRIMARY
 NAME AND FUNCTION           BUSINESS ADDRESS                            OCCUPATION             CITIZENSHIP
 John P. Bowmer              Adia S.A.                                   CEO                    English
 Director and CEO            100 Redwood Shores Parkway
                             Redwood City, California 94065

 Jon Rowberry                Adia S.A.                                   CFO                    American
 Director and CFO            100 Redwood Shores Parkway
                             Redwood City, California 94065

 Marcel Schmocker            Markwalder, Schmocker & Partners            Attorney-at-Law        Swiss
 Director                    Montbijoustrasse 8
                             3001 Bern
                             Switzerland

 Doreen R. Penfield          Adia S.A.                                   VP Administration      American
 Secretary                   100 Redwood Shores Parkway
                             Redwood City, California 94065





                             (Page 10 of 13 Pages)

                                  APPENDIX II
                 Directors and Executive Officers of Adia S.A.

                                                                     PRIMARY
 NAME AND FUNCTION              BUSINESS ADDRESS                     OCCUPATION          CITIZENSHIP
 Henry-F. Lavanchy              Chateau de Bonmont                   Retired             Swiss
 Honorary Chairman and          1261 Cheserex
 Director                       Switzerland

 Klaus J. Jacobs                c/o Klaus J. Jacobs                  Entrepreneur        Swiss
 Chairman and Director          Management AG
                                Seefeldquai 17
                                8034 Zurich
                                Switzerland

 D. Staehelin-Ammann            Personnel Consulting                 Personnel           Swiss
 (Mrs.)                         Limmatquai 52                        Consultant
 Director                       8001 Zurich
                                Switzerland

 Erwin Conradi                  Metro International                  CEO of Metro        German
 Director                       Neuhofstr. 4
                                6340 Baar
                                Switzerland

 Nico Issenmann                 Rekholterweg 7                       Independent         Swiss
 Director                       8708 Maennedorf                      Consultant
                                Switzerland

 Prof. Armin Seiler             Zeltweg 29                           Professor of        Swiss
 Director                       8032 Zurich                          Economics
                                Switzerland                          University of
                                                                     Zurich

 Dr. Klaus Jenny                Credit Swiss Bank                    Bank Executive      Swiss
 Director                       8070 Zurich
                                Switzerland

 Dr. Peter Haber                Klaus J. Jacobs                      CEO                 Swiss
 Director                       Management AG                        Klaus J. Jacobs
                                Seefeldquai 17                       Management
                                8034 Zurich                          AG
                                Switzerland

 John Bowmer                    Adia S.A.                            CEO                 English
 CEO                            100 Redwood Shores Parkway
                                Redwood City, CA 94065





                             (Page 11 of 13 Pages)

                                                                     PRIMARY
 NAME AND FUNCTION              BUSINESS ADDRESS                     OCCUPATION          CITIZENSHIP

 Peter Pfister                  Adia S.A.                            CFO                 Swiss
 CFO                            100 Redwood Shores Parkway
                                Redwood City, CA 94065

 Manfred K. Atzert              ADIA Interim GmbH                    President           German
 President Europe               Pappelallee 33                       Europe
                                2000 Hamburg                         ADIA S.A.
                                Germany





                             (Page 12 of 13 Pages)

                                  APPENDIX III
         Directors and Executive Officers of Klaus J. Jacobs Holding AG


 NAME AND FUNCTION                 BUSINESS ADDRESS              PRIMARY OCCUPATION        CITIZENSHIP
 Klaus J. Jacobs                   c/o Klaus J. Jacobs           Entrepreneur              Swiss
 Chairman and Director             Management AG
                                   Seefeldquai 17
                                   8034 Zurich
                                   Switzerland

 Charles Gebhard                   Van Houten Holding            CEO Van Houten            Swiss
 Director                          Seefeldquai 17                Holding
                                   8034 Zurich
                                   Switzerland

 Dr. Peter Haber                   Klaus J. Jacobs               CEO Klaus J. Jacobs       Swiss
 Director                          Management AG                 Management AG
                                   Seefeldquai 17
                                   8034 Zurich
                                   Switzerland

 Dr. Gaudenz Staehelin             Magasins Jelmoli SA           CEO Jelmoli SA,           Swiss
 Director                          St. Annagasse 18              CEO UTC Intern,
                                   8021 Zurich                   AG
                                   Switzerland

 John P. Bowmer                    Adia S.A.                     CEO                       English
 Director and CEO                  100 Redwood Shores Parkway
                                   Redwood City, CA 94065





                             (Page 13 of 13 Pages)